UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August 2017

Commission File Number: 001-35976

Luxoft Holding, Inc

(Translation of registrant’s name into English)

Gubelstrasse 24
6300 Zug, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☐

EXPLANATORY NOTE

In connection with the 2017 Annual Meeting of Shareholders of Luxoft Holding, Inc, a British Virgin Islands company (the “Company”), the Company hereby furnishes the following documents:

1.     Notice of 2017 Annual Meeting of the Shareholders of Luxoft Holding, Inc and Proxy Statement, dated August 16, 2017, to be mailed to the shareholders of the Company in connection with the 2017 Annual Meeting of the Company’s Shareholders, which is scheduled to be held on September 8, 2017 (the “2017 Annual Meeting”).

2.     Proxy Card to be mailed to holders of the ordinary shares of the Company for use in connection with the 2017 Annual Meeting.

The Notice of 2017 Annual Meeting of the Shareholders of Luxoft Holding, Inc and Proxy Statement is attached to this Form 6-K as Exhibit 99.1 and the Proxy Card is attached to this Form 6-K as Exhibit 99.2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOFT HOLDING, INC

	By:	/s/ Dmitry Loschinin
	Name:	Dmitry Loschinin
	Title:	Chief Executive Officer and President

Date: August 16, 2017

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

99.1

Notice of Annual Meeting and Proxy Statement, dated August 16, 2017, to be mailed to holders of the ordinary shares of the Company in connection with the Annual Meeting of Shareholders of Luxoft Holding, Inc scheduled to be held on September 8, 2017.

99.2	Proxy Card to be mailed to holders of the ordinary shares of the Company for use in connection with the Annual Meeting of Shareholders of Luxoft Holding, Inc scheduled to be held on September 8, 2017.